[Translation]

The share exchange described in this disclosure notice involves securities of a Japanese company. The offer is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

This document is a translation of an excerpt of the Japanese-language original for reference purposes only. While the translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

DISCLOSURE ON THE INTERNET REGARDING
THE CONVOCATION NOTICE OF THE 71st ORDINARY GENERAL MEETING OF SHAREHOLDERS

Status of Stock Acquisition Rights, Etc.

Notes to Consolidated Financial Statements

(From May 1, 2018 to April 30, 2019)

Nippon View Hotel Co., Ltd.

[Translation]
Status of Stock Acquisition Rights, Etc.

(1)	Status of stock acquisition rights held by the Company’s Directors and Statutory Auditors as of the last day of this fiscal year and delivered as consideration for execution of their duties

		Second Series Stock Acquisition Rights
	Date of resolution on issuance	October 29, 2010
	Number of stock acquisition rights	610,000 stock acquisition rights
	Number of stock acquisition rights that are treasury stock acquisition rights	0
	Class and number of shares subject to stock acquisition rights	Common stock	122,000 shares
		(0.2 shares per stock acquisition right)
	Amount to be paid for subscription of stock acquisition rights	No payment is required in exchange for stock acquisition rights.
	Value of property to be contributed upon the exercise of stock acquisition rights	Value per stock acquisition right	200 yen
		(1,000 yen per share)
	Exercise period of stock acquisition rights	From August 30, 2013 to October 29, 2020
	Conditions for exercise	Note 1
Status of stock acquisition rights held by the directors and statutory auditors	Directors (excluding Outside Directors)	Number of stock acquisition rights	240,000 stock acquisition rights
		Number of shares subject to stock acquisition rights	48,000 shares
		Number of holders	4 persons
	Outside Directors	Number of stock acquisition rights	0
		Number of shares subject to stock acquisition rights	0
		Number of holders	0
	Statutory Auditors	Number of stock acquisition rights	0
		Number of shares subject to stock acquisition rights	0
		Number of holders	0

Note 1:	The conditions for exercise of stock acquisition rights are as follows:
(1)
If a person holding stock acquisition rights is a director, corporate officer or employee of the Company or the Company’s subsidiary, etc., such person must hold a position as a director, statutory auditor, corporate officer or employee of the Company or the Company’s subsidiary, etc. upon exercise of the stock acquisition rights; provided, however, that stock acquisition rights may still be exercised if such person leaves his or her position due to expiration of his or her term, reaching mandatory retirement age or other reasonable cause and the Board of Directors of the Company specially permits and gives written notice to such person, or if the stock acquisition rights are inherited.

(2)
If a person holding stock acquisition rights violates laws, ordinances, articles of incorporation or internal rules, if a person holding stock acquisition rights becomes a director, corporate officer, statutory auditor, employee, fixed-term employee, adviser, external cooperator or consultant of a party that competes with the Company, or if the Board of Directors of the Company otherwise determines that it is not appropriate for a person holding stock acquisition rights to exercise stock acquisition rights in light of the purpose of issuance of the stock acquisition rights, such person shall not be permitted to exercise stock acquisition rights.

(3)
If a person holding stock acquisition rights dies, his or her heir shall be permitted to succeed to the stock acquisition rights of that person in accordance with the provisions of the stock acquisition right allotment agreement.

(4)	A person holding stock acquisition rights may exercise all or part of the stock acquisition rights but shall not be permitted to exercise part of any single stock acquisition right.
(5)
If a person holding stock acquisition rights gives written notice to the Company of his or her intention to waive the stock acquisition rights, no one may exercise such stock acquisition rights after the date of waiver.

Note 2:	Matters regarding increases in stated capital and capital reserves upon issuance of shares by exercise of stock acquisition rights are as follows:
(1)
The amount of the stated capital to be increased upon issuance of shares by exercise of stock acquisition rights shall be one-half of the maximum amount of increase in stated capital calculated pursuant to Article 17, Paragraph 1 of the Rules of Corporate Accounting, and any fraction of a yen resulting from such calculation will be rounded up to the nearest whole yen.

(2)
The amount of the capital reserves to be increased upon issuance of shares by exercise of stock acquisition rights shall be the maximum amount of increase in stated capital as described in (1) above less the amount of the increased stated capital as set out in (1) above.

Note 3:
As a result of the stock consolidation executed on August 10, 2012 in which five shares were consolidated into one share, the “number of shares subject to stock acquisition rights” and the “value of property to be contributed upon the exercise of stock acquisition rights” were adjusted.

Note 4:	The stock acquisition rights held by two Directors are those granted to them when they were employees.

(2)	Status of stock acquisition rights delivered to employees, etc. as consideration for execution of their duties during this fiscal year

Not applicable.

(3)	Other material matters regarding stock acquisition rights, etc.

Not applicable.

[Translation]

Notes to Consolidated Financial Statements

I.	Notes to Important Information Constituting the Basis for Preparation of Consolidated Financial Statements
1.	Information Concerning the Scope of Consolidation
(1)	Status of Consolidated Subsidiaries:
•	Total Number of Consolidated Subsidiaries:
2 companies
•	Names of Consolidated Subsidiaries:
Nippon View Hotel Business Co., Ltd.
Nasukogyo Co., Ltd.
(2)	Status of Non-Consolidated Subsidiaries:
•	Names of Non-Consolidated Subsidiaries:
Yugen Kaisha Nasu Bokujo
•	Reason for Exclusion from the Scope of Consolidation:
Non-consolidated subsidiaries have been excluded from the scope of consolidation, because the scale of the business conducted by each of those companies is small and the total assets, net sales, profit or loss and retained earnings, etc. corresponding to the ownership held by the Company of each non-consolidated subsidiary have no material impact on the consolidated financial statements.
2.	Information Concerning Application of the Equity Method
Status of Non-Consolidated Subsidiaries to Which the Equity Method Was Not Applied:
•	Name of the Companies, etc.:
Yugen Kaisha Nasu Bokujo
•	Reason the Equity Method Was Not Applied to the Company:
The equity method was not applied to the non-consolidated subsidiary to which the equity method was not applied, because it was deemed that the exclusion of the company from the application of the equity method would have little, and no material impact on the consolidated financial statements of the Company and it seemed unimportant in consideration of the company’s profit or loss and retained earnings, etc. corresponding to the Company’s equity share in it.
3.	Information Concerning the Fiscal Year, etc. for Consolidated Subsidiaries
The last day of the fiscal year of each of the consolidated subsidiaries is the same as the consolidated fiscal year closing date.
4.	Accounting Policies
(1)	Valuation Basis and Methods for Significant Assets:
(i)	Other securities:
•	Securities with market values:
Stated using the market price method based on amounts using market prices, etc. at the end of the consolidated fiscal year.  (Valuation differences are reflected directly in net assets and cost of sales is calculated using the moving average method.)
•	Securities without market values:
Stated using the cost method based on the moving average method.
(ii)	Inventories:
•	Supplies:
Stated using the cost method based on the moving average method.  (The value stated on the balance sheet was calculated by writing down the book value based on declining profitability.)
(2)	Depreciation Methods for Significant Depreciable Assets:
(i)	Property, Plant and Equipment (Exclusive of leased assets):
The Company and its consolidated subsidiaries are stated using the declining-balance method.  However, for buildings (excluding equipment attached thereto) of the Asakusa business location of the Company, buildings (excluding equipment attached thereto) acquired on or after April 1, 1998 and equipment attached to buildings and structures acquired on or after April 1, 2016, the straight-line method was used.

[Translation]
The general useful life of property, plant and equipment is as follows:
Buildings and structures:                                    3 to 60 years
Machinery and equipment, and delivery equipment:             4 to 17 years
Tools, furniture and fixtures:                     3 to 20 years

(ii)	Intangible Assets (Exclusive of leased assets):
•	Software (used internally):
Stated using the straight-line method based on useable period within the Company (5 years).
•	Other intangible assets:
Stated using the straight-line method.
(iii)	Leased Assets:
•	Leased assets relating to finance lease transactions involving transfer of ownership:
Stated using the same method as the depreciation method applicable to the fixed assets held by the Company.
•	Leased assets relating to finance lease transactions not involving transfer of ownership:
Stated using the straight-line method, with the useful life set to the lease period, for a residual value of zero.
(3)	Basis of Recognition for Significant Provision:
(i)	Allowance for Doubtful Receivables:
The allowance for doubtful receivables is provided for possible losses on unrecoverable receivables.  For ordinary receivables, the amount of the allowance is based on the historical rate of loss.  For receivables from debtors at risk of bankruptcy and other specific receivables, the amount of the allowance is based on individually estimated unrecoverable amounts.
(ii)	Provision for Bonuses:
To prepare for the payment of employee bonuses, an estimated amount corresponding to the portion of the bonus payments in this fiscal year is reserved.
(4)	Significant Accounting Policies for Hedging:
(i)	Accounting for Hedging:
The Company used deferred hedge accounting.
(ii)	Hedging Instruments and Hedged Items:
Hedging instruments:          Interest rate swap contracts
Hedged items:          Borrowings
(iii)	Hedging Policies:
Hedging is implemented within the scope of subject obligations for the purpose of reducing interest rate risks and improving financial account balance.
(iv)	Method of Assessing the Effectiveness of Hedging:
The Company assesses the effectiveness of hedging transactions from the start of the transaction to the point at which effectiveness is assessed by comparing the cumulative changes in the fair value of the hedged item with the cumulative changes in the fair value of the hedging instrument.
(5)	Other Important Information Constituting the Basis of Preparation of Consolidated Financial Statements
(i)	Method of accounting for retirement benefits
The Company provides for retirement and severance benefits for employees in the amount of retirement benefit obligations less pension plan assets based on estimated retirement benefit obligations as of the end of this fiscal year.  In calculating the retirement benefit obligations, the straight-line attribution is used in determining the amount of the expected retirement benefit obligations attributed to the period up to the end of this fiscal year.
The transition obligations are recognized in gain or loss and are amortized on a straight-line basis over a period of 15 years.
Actuarial gains and losses are recognized in gain or loss in the year following the year in which a respective gain or loss arises, and are amortized proportionally on a straight-line basis over a certain period (9 years) that is within the average remaining period of service of the eligible employees.
The outstanding amount of transition obligations and unrecognized actuarial gains and losses were recorded as remeasurements of retirement benefits of accumulated other comprehensive income under net assets after adjusting tax consequences.

[Translation]

(ii)	Accounting treatment of consumption tax:
Consumption tax and local consumption tax are accounted for separately and is not figured into each listed item.
5.	Notes to Changes in Method of Presentation
(Application of “Partial Amendments to Accounting Standard for Tax Effect Accounting”)
The “Partial Amendments to Accounting Standard for Tax Effect Accounting” (ASBJ Statement No. 28 issued on February 16, 2018) are applied from the start of this fiscal year, with deferred tax assets classified under investment and other assets and deferred tax liabilities classified under non-current liabilities.

II.	Notes to Consolidated Balance Sheet
1.	Assets pledged as collateral and obligations secured by collateral

(1)	Assets pledged as collateral
Buildings and structures	8,697 million yen
Tools, furniture and fixtures	3 million yen
Land	4,278 million yen
Total	12,979 million yen

(2)	Obligations secured by collateral
Current portion of bonds	66 million yen
Current portion of long-term loans payable	1,929 million yen
Accounts payable	48 million yen
Bonds	22 million yen
Long-term borrowings	7,603 million yen
Long-term accounts payable	66 million yen
Total	9,736 million yen

2.	Amount of Accumulated Depreciation of Property, Plant and Equipment: 28,673 million yen
The amount of accumulated depreciation above includes the amount of accumulated impairment loss.

III.          Notes to Consolidated Statement of Changes in Equity

(1)	Matters Concerning Class and Total Number of Shares Issued

Class of shares	Number of shares as of May 1, 2018 (Thousand shares)	Increase (Thousand shares)	Decrease (Thousand shares)	Number of shares as of April 30, 2019 (Thousand shares)
Common stock	9,724	6	－	9,730

Note:	The increase in the total number of issued shares is due to the exercise of stock options.

(2)	Matters Concerning Distribution of Surplus
(i)	Paid Dividend Amounts
Date of resolution	Class of shares	Source of dividends	Total amount of dividends (millions of yen)	Dividend per share (yen)	Date of record	Effective date
June 8, 2018, Board of Directors Meeting	Common stock	Retained earnings	207	22	April 30, 2018	July 10, 2018

[Translation]

(ii)	Dividends with a Date of Record in This Fiscal Year but an Effective Date in the Following Fiscal Year
Date of resolution	Class of shares	Source of dividends	Total amount of dividends (Millions of yen)	Dividend per Share (Yen)	Date of record	Effective date
June 7, 2019, Board of Directors Meeting	Common stock	Retained earnings	207	22	April 30, 2019	July 9, 2019

(iii)	Class and Number of Shares to be Issued upon the Exercise of Stock Acquisition Rights (excluding those whose exercise period has not yet commenced) as of April 30, 2019
Common stock          122,000 shares

IV.          Notes Concerning Financial Instruments
1.          Matters Concerning Status of Financial Instruments
(i)	Policy for Financial Instruments
The Company Group manages funds by means of short-term deposits and other financial instruments only and procures funds mainly through borrowing from banks and issue of bonds.
(ii)	Description of Financial Instruments and Risks thereof
Trade receivables, which are operating receivables, are exposed to the credit risk of customers.  Investment securities are shares of companies having business relationships with the Company, and listed shares are exposed to the risk of market price fluctuations.
Most trade payables, which are operating liabilities, become due and payable within one month.  Also, the purpose of borrowings, accounts payable-installment purchases and bonds is to procure funds for capital expenditure, and the maximum period of redemption is eight years from the closing date.  Parts of them are exposed to the risk of interest rate fluctuations.
(iii)	Risk Management System of Financial Instruments
(a)	Management of credit risk (risk arising from a breach of contract by customers)
The Company Group causes each of the accounting departments of the business divisions to regularly monitor the status of principal customers with respect to trade receivables in accordance with the credit management regulations and to manage the due date and outstanding amount with respect to each customer, and it seeks to identify and decrease any concern that the trade receivables will not be recoverable due to deterioration in financial condition or for other reasons.
(b)	Management of market risk (risk arising from fluctuations in exchange rates or interest rates, etc.)
The Company Group regularly identifies the market values of investment securities and the financial condition, etc. of the issuers (partner companies) of those securities, and it continues to review the status of holding in light of market conditions and relationships with partner companies.
(c)	Management of liquidity risk relating to financing (risk arising from impossibility of payment on due date)
The Company Group manages liquidity risk by causing the accounting department to prepare and update the fund management plan in a timely manner and by maintaining liquidity in hand.
(d)	Supplementary explanation for market values of financial instruments
Values of financial instruments include the value based on the market price as well as the value reasonably calculated if there is no market price.  Because fluctuation factors are taken into account upon the calculation of such value, such value may fluctuate due to the adoption of different presumptions and other factors.

[Translation]
2.         Matters Concerning Market Values of Financial Instruments
The book values of financial instruments as stated in the consolidated balance sheet, their market value as of April 30, 2019, and the difference between book value and market value are as stated below.  This table does not include assets for which it was judged extremely difficult to assess the market value (see Note 2).

	Book value stated in the consolidated balance sheet (Millions of yen)	Market value (Millions of yen)	Difference (Millions of yen)
(1) Cash and time deposits (2) Trade receivables (3) Investment securities	4,074 1,054 32	4,074 1,054 32	- - -
Total assets	5,161	5,161	-
(1)          Current portion of bonds
(2)          Current portion of long-term loans payable
(3)          Lease obligations (current)
(4)          Accounts payable
(5)          Bonds
(6)          Long-term borrowings
(7)          Lease obligations (noncurrent)
(8)          Long-term accounts payable
	66 1,929 382 1,668 22 7,603 4,484 115	66 1,981 433 1,667 22 7,704 4,465 112	- 52 50 0 - 101 (18) (2)
Total liabilities	16,271	16,453	182

Note 1:	Relevant matters of method of calculating the market value of financial instruments and securities
Assets
(1)	Cash and time deposits and (2) Trade Receivables
Since these are readily convertible into cash, their market value is almost identical with the book value, and thus these are stated at the book value.
(3)	Investment securities
These are stated at the price on the stock exchange.
Liabilities
(3)	Lease obligations (current)
Since these are readily convertible into cash, their market value is almost identical with the book value, and thus these are stated at the book value.
(1)	Current portion of bonds, (2) current portion of long-term loans payable, (5) bonds and (6) long-term borrowings
These are measured based on the present values calculated by discounting their future cash flows for periods of principal repayment at the rate that is anticipated when a new loan is made.
Note 2:	Financial instruments for which it was judged extremely difficult to assess the market value

(Millions of yen)

Category	Book value stated in the consolidated balance sheet
Unlisted stocks	12

Unlisted stocks have no market price, and it is extremely difficult to assess their market value, so they are not included in “(3) Investment securities.”

[Translation]

V.          Notes Concerning Per-Share Data

(1)          Net assets per share                   1,152.70 yen
(2)          Current net loss per share          (160.25 yen)

VI.          Notes on Material Subsequent Events
Execution of Share Exchange Agreement Concerning Hulic Co., Ltd. Making the Company a Wholly-Owned Subsidiary

Hulic Co., Ltd. (“Hulic”) and the Company decided under resolutions of their respective Boards of Directors as of June 7, 2019 to implement a share exchange through which Hulic will become a wholly-owning parent company resulting from a share exchange and the Company will become a wholly-owned subsidiary resulting from a share exchange (the “Share Exchange”) and have executed a share exchange agreement (the “Share Exchange Agreement”).

The Share Exchange is planned to be implemented, in the case of Hulic, without approval at its general shareholders’ meeting by way of a simplified share exchange as prescribed in Article 796, Paragraph 2 of the Companies Act, and in the case of the Company, with the Share Exchange Agreement being approved by a resolution of its annual general shareholders’ meeting to be held on July 25, 2019.  The effective date of the Share Exchange is scheduled to be September 1, 2019.

Prior to the effective date of the Share Exchange (September 1, 2019 (scheduled)), the Company plans to delist its shares of common stock (the “Company Shares”) from the First Section of the Tokyo Stock Exchange, Inc. (“TSE”) on August 29, 2019 (with a final trading date of August 28, 2019).

1.	Purposes of the Wholly-Owned Subsidiary Conversion through the Share Exchange

The Hulic Group, composed of Hulic, 18 consolidated subsidiaries, two non-consolidated subsidiaries, and 12 other affiliates, totaling 33 companies (as of March 31, 2019), engages in business operations centered around the real estate leasing business under its corporate philosophy of “Total commitment to our customers and the community.  Creating productive environments.  Creating amenity.  Promoting peace of mind.”

Under the medium-term management plan (for 2018 to 2020) issued on January 30, 2018, Hulic states that it has established a basic policy of advancing towards a business model that, based on the real estate leasing business, further strengthens the development business and value-added business while also expanding stable revenues through the asset management business and other businesses.  In particular, in regard to creating new business fields, Hulic states that it focuses on areas in which society faces a high level of needs, such as aging population, tourism, and the environment, and is actively taking measures for those areas.

The Company Group, composed of the Company, two consolidated subsidiaries, and one non-consolidated subsidiary, totaling four companies (as of April 30, 2019), engages in the hotel business, facility operation business, and amusement park business as its main businesses.  The Company Group engages in its businesses under its corporate philosophy, which states, “Based on putting our customers first, we aim to be a top hotel chain in Japan that is always trusted, and we will contribute to the development of local societies and the improvement of international goodwill as a company that can meet the needs of global society by continuing to ensure customer safety and to provide inspiration and joy through appealing products and heartfelt services.”  In January 2017, the Company established a medium-term management plan for the four-year period beginning with the fiscal year ending April 2018, titled “View Hotels Mission–Sustainable Growth,” which set out a basic management strategy for long-term sustainable growth, and the Company has made efforts through various management strategies to achieve its consolidated performance plan.  However, the business environment has become increasingly severe due to factors such as increasing competition caused by new participants in the hotel industry, increasing personnel expenses caused by nationwide labor shortages and work-style reforms, decreasing demand for weddings caused by declining birthrates and an aging population, and a decreasing ability for regional amusement parks to attract visitors.  As a result, the Company Group’s consolidated operating profit and consolidated ordinary profit for the fiscal year ending April 2019 were below the consolidated performance plan set out in the medium-term management plan.

[Translation]

Hulic and the Company executed a “Capital and Business Alliance Agreement” on October 28, 2015 and have strengthened their alliance up to the present.  However, as a three year period has passed since the execution of the agreement, and the environment surrounding the tourism business is changing greatly due to factors such as changing lifestyles and increasing travel needs due to an increase in inbound tourists and the retirement of baby boomers, Hulic and the Company considered that sufficient synergy could not be expected under the current alliance and that closer cooperation and a closer capital relationship were necessary in order to accelerate the development of new hotels that meet diverse customer needs and to expand the business foundations of both companies, and they therefore repeatedly engaged in careful discussions and consideration.

According to Hulic, it is developing its Gate Hotel chain, whose concept is “hotels for adults,” through a subsidiary, and Hulic considers that by making the Company, which boasts a diverse range of customers and is able to engage in flexible business measures such as new development and operator replacement, its wholly-owned subsidiary and further strengthening collaboration while utilizing Hulic’s abundance of well-located real estate and information, it will be possible to accelerate the development of new hotels that fit with the changing times and the needs of customers, thereby allowing the Hulic Group to bring in hotel operation revenue in addition to real estate revenue.

The Company considers that by further developing the current capital and business alliance and becoming a wholly-owned subsidiary of Hulic, it can expect a greater level of support than before in finding new projects, and due to the reduced capital burden on the Company Group when opening new hotels achieved by Hulic developing and holding real estate for new hotels, it will be possible to focus its management resources on hotel operations, which is the strength of the Company Group.  Additionally, Hulic intends to maintain and respect the View Hotel brand as well as the corporate philosophy of the Company Group, and through the capital and business alliance, Hulic shares an understanding of the environment surrounding the Company Group and the challenges and tasks it faces moving forward.  Therefore, the Company Group considers Hulic to be the best partner in terms of smoothly achieving cooperation.  Moving forward, in cooperation with Hulic, the Company desires to accelerate the expansion of new hotels under the View Hotel brand and to firmly establish its position as one of Japan’s top hotel chains.

As a result of comprehensive consideration of these points, both companies reached the conclusion that the best decision in order to improve the corporate value of both the Hulic Group and the Company Group is to make the Company a wholly-owned subsidiary of Hulic through the Share Exchange.

The companies consider that by doing so, they can expect to expand the business foundations of both the Hulic Group and the Company Group, thereby leading to the further development of the groups in their entirety.

Currently, under a scheme in which Hulic will develop and hold real estate while the Company will operate hotels, Hulic and the Company are considering several specific new projects, including in the Ginza area, and will aim to open one or two new hotels each year mainly around the greater Tokyo area and in tourist cities.

2.	Overview of the Share Exchange

(1)	Schedule of the Share Exchange

Record date for annual general meeting of shareholders (the Company)	Tuesday, April 30, 2019
Resolution date of the meeting of the Board of Directors (Hulic and the Company)	Friday, June 7, 2019
Execution date of the Share Exchange Agreement (by each of Hulic and the Company)	Friday, June 7, 2019
Date of annual general meeting of shareholders (the Company)	Thursday, July 25, 2019 (scheduled)
Final trading date (the Company)	Wednesday, August 28, 2019 (scheduled)
Date of delisting (the Company)	Thursday, August 29, 2019 (scheduled)
Scheduled date of the Share Exchange (effective date)	Sunday, September 1, 2019 (scheduled)

(Note 1)	The above schedule might be changed upon agreement by Hulic and the Company.

(Note 2)
Hulic plans on implementing the Share Exchange without approval at its general shareholders’ meeting by way of a simplified share exchange as prescribed in Article 796, Paragraph 2 of the Companies Act.

(2)	Method of the Share Exchange

The Share Exchange is a share exchange in which Hulic will become a wholly-owning parent company resulting from a share exchange and the Company will become a wholly-owned subsidiary resulting from a share exchange.

The Share Exchange will be implemented, in the case of Hulic, without approval at its general shareholders’ meeting by way of a simplified share exchange as prescribed in Article 796, Paragraph 2 of the Companies Act, and in the case of the Company, with the Share Exchange Agreement being approved by a resolution of its annual general shareholders’ meeting to be held on July 25, 2019.  The effective date of the Share Exchange is scheduled to be September 1, 2019.

(3)	Allotments in Connection with the Share Exchange

	Hulic (wholly-owning parent company resulting from a share exchange)	The Company (wholly-owned subsidiary resulting from a share exchange)
Exchange Ratio in Connection with the Share Exchange	1	1.57
Number of Shares to be Delivered in the Share Exchange	10,839,231 shares of common stock of Hulic (scheduled)
(Note 1)	Allotment ratio of shares

Hulic will allot and deliver 1.57 shares of common stock of Hulic (the “Hulic Shares”) per the Company Share; provided, however, that no shares will be allotted in the Share Exchange for the Company Shares held by Hulic (2,528,856 shares as of April 30, 2019).  The above share exchange ratio might be changed upon discussions and agreement between Hulic and the Company if a significant change occurs in the terms and conditions that constitute the bases for the relevant calculations.

(Note 2)	Number of the shares of common stock to be delivered in the Share Exchange

Upon the Share Exchange, Hulic will allot and deliver to the shareholders of the Company (meaning shareholders after the cancellation of treasury shares as described below, and excluding Hulic) at the time immediately prior to its acquisition through the Share Exchange of all the Company Shares (excluding the Company Shares held by Hulic) (the “Record Time”) the number of Hulic Shares calculated in accordance with the exchange ratio in the above table in exchange for the Company Shares held by those shareholders.  Hulic plans to use the shares of common stock to be newly issued by Hulic as the shares to be delivered by Hulic.

[Translation]

The Company plans to cancel all of its treasury shares that it holds at the time immediately prior to the Record Time (including treasury shares acquired by the Company through share purchase in response to a share purchase demand that may be exercised upon the Share Exchange under the provisions of Article 785, Paragraph 1 of the Companies Act) at the time immediately prior to the Record Time by resolution at the meeting of its Board of Directors held on or before the previous day of the effective date of the Share Exchange.  The total number of Hulic Shares to be allotted and delivered in the Share Exchange might be changed due to the number of treasury shares the Company comes to hold before the time immediately prior to the Record Time or another reason.

(Note 3)	Handling of shares less than one unit

In association with the Share Exchange, the shareholders of the Company who come to hold shares less than one unit (less than 100 shares) of Hulic may not sell shares less than one unit that they hold on a financial instruments exchange, but may participate in either of the following programs concerning shares less than one unit of Hulic.

(i)	Buyback program for shares less than one unit (sale of shares less than one unit)

Under this program, any of such shareholders may demand that Hulic purchase the shares less than one unit held by that shareholder in accordance with the provisions of Article 192, Paragraph 1 of the Companies Act.

(ii)	Top-up purchase program for shares less than one unit (top-up purchase of less than one unit)

Under this program, unless Hulic does not hold the number of treasury shares needed to satisfy the demand for top-up purchase, any of such shareholders may, in accordance with the provisions of the Articles of Incorporation of Hulic based on the provisions of Article 194, Paragraph 1 of the Companies Act, demand to purchase the number of shares that will constitute one unit (100 shares) when combined with the shares less than one unit held by that shareholder from Hulic.

(Note 4)	Treatment of fractions of less than a single share

If there are any fractional shares less than a single share in the Hulic Shares to be allotted to the shareholders of the Company through the Share Exchange, Hulic will sell the number of Hulic Shares equal to the total number of those fractions of less than a single share (any fractions of less than a single share in such total number being rounded down to the nearest whole number) and pay the sales proceeds to each of the shareholders of the Company who comes to receive an allotment of fractional shares less than a single share in proportion to the value of such fractions of less than a single share in accordance with the provisions of Article 234 of the Companies Act and other relevant laws and ordinances.

(4)	Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights in Connection with the Share Exchange

With respect to all of the stock acquisition rights issued by the Company, which will become a wholly-owned subsidiary of Hulic as a result of the Share Exchange, if the Share Exchange Agreement is approved at the annual general meeting of shareholders of the Company to be held on July 25, 2019, the Company plans to purchase the stock acquisition rights through an agreement with the holders of those stock acquisition rights and cancel them by the previous day of the effective date of the Share Exchange, or to permit the holders of those stock acquisition rights to exercise the stock acquisition rights in accordance with the provisions of the terms and conditions of the stock acquisition rights.  Based on the above, with respect to the stock acquisition rights held by persons other than the Company as of the previous day of the effective date of the Share Exchange, the Company plans to acquire without compensation the stock acquisition rights by exercising the call option and to cancel them as of the same day.

[Translation]

The Company has not issued any bonds with stock acquisition rights.

3.	Basis for Allotments in Connection with the Share Exchange

(1)	Basis and Reason for Allotments

Hulic proposed the Share Exchange to the Company in January 2019, and as a result of repeated discussions and negotiations in good faith between Hulic and the Company, Hulic and the Company determined that the best decision to improve the corporate value of the entire Hulic Group and the Company Group would be to make the Company a wholly-owned subsidiary of Hulic.

In order to ensure that the decision of the share exchange ratio pertaining to the Share Exchange (the “Share Exchange Ratio”) that is to be used in the Share Exchange described in “2(3) Allotments in Connection with the Share Exchange” above is fair and appropriate, Hulic and the Company respectively and separately decided to request a third-party appraiser independent of Hulic and the Company to calculate the share exchange ratio, with Hulic appointing Nomura Securities Co., Ltd. (“Nomura Securities”) and the Company appointing Frontier Management Inc. (“Frontier Management”) as their respective third-party appraisers.

As a result of careful deliberation and examination taking into consideration the valuation report concerning the share exchange ratio obtained from Nomura Securities, which is a third-party appraiser, advice from Mori Hamada & Matsumoto, which is a legal advisor, and the like, Hulic states that it has reached a decision that the Share Exchange Ratio is appropriate and will contribute to the interests of the shareholders of Hulic.  Accordingly, Hulic determined that the implementation of the Share Exchange using the Share Exchange Ratio is appropriate.

As a result of careful deliberation and examination taking into consideration the valuation report concerning the share exchange ratio obtained from Frontier Management, which is a third-party appraiser, and advice from Nakamura, Tsunoda & Matsumoto, which is a legal advisor, and a report received from the third-party committee which has no interest in Hulic and the like, the Company has reached a decision that the Share Exchange Ratio is appropriate and will contribute to the interests of the shareholders of the Company.  Accordingly, the Company determined that the implementation of the Share Exchange using the Share Exchange Ratio is appropriate.

In addition to the above, Hulic and the Company repeatedly held mutual negotiations and consultations after a careful examination based on the results of due diligence conducted by Hulic and the Company on each other while comprehensively taking into account factors such as the financial condition, asset status, and future outlook of Hulic and the Company.

As a result, Hulic and the Company have reached a decision that the Share Exchange Ratio is appropriate and will contribute to the interests of their respective shareholders.  Accordingly, they obtained the approval of the respective meetings of their Boards of Directors and executed the Share Exchange Agreement between them.

(2)	Matters Relating to the Calculation

Names of the Appraisers and Relationships with Hulic and the Company

Both Nomura Securities, which is a third-party appraiser of Hulic, and Frontier Management, which is a third-party appraiser of the Company, are appraisers independent of Hulic and the Company, and neither of them is a related party of Hulic or the Company nor has a material interest that must be stated in relation to the Share Exchange.

[Translation]

4.	Outline of Wholly-Owning Parent Company Resulting from the Share Exchange

Wholly-owning parent company resulting from a share exchange
(1)	Name	Hulic Co., Ltd.
(2)	Address	7-3, Nihonbashi Odenmacho, Chuo-ku, Tokyo
(3)	Name and title of representative	Manabu Yoshidome, President, Representative Director
(4)	Description of business	Real estate holding, leasing, sales, and brokerage
(5)	Stated capital	62, 718 million yen
(6)	Date of incorporation	March 26, 1957